UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1/A

(Amendment No. 1)

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

CUBESCAPE, INC.

(Exact name of registrant as specified in its charter)

333-201607

(Commission File Number)

Nevada	47-3892903
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1854 OXFORD AVENUE,

CARDIFF-BY-THE-SEA, CALIFORNIA 92007

(Address of principal executive offices)

(615) 497-3111

(Registrant's telephone number)

Copies to:

Anthony N. DeMint, Esq.

DeMint Law, PLLC

3753 Howard Hughes Parkway

Second Floor, Suite 314

Las Vegas, Nevada 89169

Phone: (702) 586-6436

Fax: (702) 442-7995

Information Statement

Pursuant to Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 thereunder

This Information Statement is being furnished on or about June 23, 2016 to all of the stockholders of record at the close of business on June 9, 2016 of the common stock of CubeScape, Inc.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully.

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS

IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND

YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

You are receiving this Information Statement to inform the shareholders of CubeScape, Inc. (the “Company”) of a change in control of the Company and a change in the majority of the board of directors of the Company (the “Board”) which occurred pursuant to that certain Securities Purchase Agreement dated June 9, 2016 (the “Agreement”) by and among the Company, David Estus, the former sole officer, director and majority stockholder of the Company (“Estus”) and American Rebel, Inc., a Nevada corporation (“AR”).

CHANGE IN CONTROL

Pursuant to the terms of the Agreement, effective June 9, 2016 (the “Effective Time”), Estus, the then sole executive officer and director of the Company and the owner of 9,000,000 shares of the Company’s common stock representing 60% of the Company’s issued and outstanding common stock (the “Estus Shares”), sold the Estus Shares to AR for aggregate consideration of $35,000, or approximately $0.00389 per share. In addition, certain stockholders of AR purchased 3,565,000 shares of the Company’s common stock in a series of private transactions for $0.15 a share from non-affiliates of the Company (the “Non-Affiliate Shares”). Upon completion of the purchase of the Estus Shares, AR owned 9,000,000 shares, or approximately 60% of the issued and outstanding common stock of the Company, which resulted in a change of control of the Company. Upon completion of the Non-Affiliate Shares, certain stockholders of AR owned 3,565,000 shares, or approximately 24% of the issued and outstanding common stock of the Company.

In connection with the Agreement, on or about 10 days after the mailing of this Schedule 14f-1, David Estus will resign as the sole director of the Company and Charles A. Ross, Jr. will be appointed as the sole director of the Company. At the Effective Time, Estus resigned and Charles A. Ross, Jr., the sole officer of AR became the sole officer of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding Estus, the Company’s former sole executive officer and director, and Mr. Ross who will be appointed as the sole director of the Company effective 10 days after the mailing of this Schedule 14f-1.

Each member of the Company’s board of directors shall serve until his successor is elected and qualified, or until his earlier resignation, death or removal. Officers are appointed annually by the Board and each serves at the discretion of the Board.

Current Directors and Executive Officers:

Name	Age	Position
Charles A. Ross, Jr.	52	Chief Executive Officer, Principal Financial Officer, President, and Secretary
David Estus (1)	40	Former Chief Executive Officer, Principal Financial Officer, President, Secretary, and current sole Director

(1)

Effective upon the Company’s meeting its information obligations under the Exchange Act Mr. Estus will resign as a director of the Company, and Mr. Ross will be appointed as the sole director of the Company.

Charles A. Ross, Jr.

Mr. Ross was appointed to serve as the Company’s Chief Executive Officer as of the Effective Date and as a director upon the 10-day waiting period described above. Mr. Ross has been the Chief Executive Officer and Chairman of the Board of American Rebel, Inc. since inception in December of 2014. Mr. Ross has been laying the ground work for American Rebel, Inc. his entire life. Mr. Ross founded Digital Ally, a NASDAQ company, and designed, developed and brought numerous successful products to market. Mr. Ross holds several patents. Mr. Ross has a unique blend of talent that is not usually found in one individual–the ability to invent and design products, a strong marketing sense with a keen awareness for product branding, a talent for entertaining and public speaking, the ability to motivate a team and move people in a positive direction and the understanding of the benefits of being a publicly-traded company. This unique skill set is the driving force behind the American Rebel brand. Mr. Ross has been an active entrepreneur and consultant since 2000.

David Estus

Mr. Estus is currently the Company’s sole director and former sole officer prior to the Effective Date. He has held these positions since December 15, 2014. He is responsible for all duties required of a corporate officer and the development of the business. From May 2005 through the present, Mr. Estus has served as an executive 3D Artist Designer for Monte Roca Game Design Company. Monte Roca Game Design Company is an interactive game company that works closely with game designers in the game market providing creative design expertise along with advanced solutions to game projects. This includes art design concept, 3D environments, character design modelling animation, cutting edge designs which particle effects, dynamic lighting and actor based motion capture animation; all enhancing video game experience. From 1992 to 2005, Mr. Estus served as Senior Art Director with 989 Studios a division of Sony Corporation, which grew to become one of North America’s largest developers of video games. Mr. Estus’ most successful product was the 989 Major League Baseball video game series. The Company believes that Mr. Estus’ experience in the video game industry makes him a valuable member of the Company’s Board of Directors and management team. Mr. Estus also holds an Associate Degree in Art with an emphasis in Computer Graphics received from San Diego Mesa College. Mr. Estus has earned a number of awards for his art work as well as recognition for his advanced pixilation in computer gaming.

Directors Effective 10 Days After the Mailing of this Schedule 14f-1:

Set forth below is certain information regarding the persons who will be directors of the Company effective 10 days after the mailing of this Schedule 14f-1.

Name	Age	Position

Charles A. Ross, Jr.	52	Chairman of the Board of Directors

See “Current Executive Officers and Directors of the Company” above for background of Mr. Ross.

Board of Directors Committees

Currently, the Board does not have any standing audit, nominating or compensation committees, or committees performing similar functions. The functions customarily performed by such committees have been performed by the Company’s sole director.

Communications with Directors

Stockholders may communicate with the Company’s directors by directing the communication in care of Mr. Ross, at the address set forth on the front page of this Information Statement.

Director Independence

Mr. Estus, our current director, is not independent as defined under the Nasdaq Marketplace Rules. Upon his election to the board of directors effective 10 days after the mailing of this Schedule 14f-1, Mr. Ross will not be independent as that term is defined under the Nasdaq Marketplace Rules.

Involvement in Certain Legal Proceedings

To the Company’s knowledge, the Company’s sole director and executive officer has not been involved in any of the following events during the past ten years:

1.

the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.

convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.

subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or any Federal or State authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;

4.

found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law;

5.

the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of (a) any Federal or State securities or commodities law or regulation; (b) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or (c) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

6.

the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act requires our executive officers and directors, and persons who own more than 10% of our common stock, to file reports regarding ownership of, and transactions in, our securities with the Securities and Exchange Commission and to provide us with copies of those filings.

Based solely on our review of the copies of such forms received by us, or written representations from certain reporting persons, we believe that none of our officers, directors and greater than 10% percent beneficial owners complied with all applicable filing requirements.

Board Leadership Structure and Role in Risk Oversight

Due to the small size and early stage of the Company, we have not adopted a formal policy on whether the Chairman and Chief Executive Officer positions should be separate or combined.

EXECUTIVE COMPENSATION

General Philosophy

Our Board is solely responsible for establishing and administering our executive and director compensation plans, if any.

Executive Compensation

The following table sets forth the salaries and director fees we paid to our current and former executive officer(s) during the fiscal year ended December 31, 2015 and for the period December 15, 2014 (inception) through December 31, 2014, respectively:

SUMMARY COMPENSATION TABLE
Name and		Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
principal position	Year	($)	($)	($)	($)	($)	($)	($)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
(1)David Estus	2015(2)	-	-	-	-	-	-	-	-
CEO, CFO and Director	2014(1)	-	-	(1)	-	-	-	6,000	6,000

(1)

Mr. Estus upon inception (December 15, 2014) received 6,000,000 shares of common stock of the Company in exchange for organizational services valued at $6,000. The Company does not intend to issue any additional shares to Mr. Estus for services as an officer or as a director.

(2)

Mr. Estus invoices the Company for rental expense of $500 per month on a month-to-month verbal rental agreement. We do not consider the expense to be characterized as additional income to Mr. Estus as it is significantly below fair market value for comparable rents.

Mr. Estus’ compensation is not based on any percentage calculations. Mr. Estus makes all decisions determining the amount and timing of payment for his compensation and, for the immediate future, Mr. Estus has elected not to receive any payment of compensation which permits us to meet our financial obligations.

Employment Agreements

The Company did not have any employment agreements with its former officer.

OUTSTANDING EQUITY AWARDS AT YEAR-END

The Company did not have any outstanding equity awards outstanding as of December 31, 2015.

DIRECTOR COMPENSATION

No director of the Company received any compensation for services as director for the year ended December 31, 2015. We have no standard arrangement to compensate directors for their services in their capacity as directors. Directors are not paid for meetings attended. However, we intend to review and consider future proposals regarding board compensation. All travel and lodging expenses associated with corporate matters are reimbursed by us, if and when incurred.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our office and mailing address is 1854 Oxford Avenue, Cardiff-by-the-Sea, California 92007. This space is provided to us by Mr. Estus. Mr. Estus charges us $500 per month and pays for all utilities and other maintenance costs for the facilities. There is no written lease agreement and we are on a month-month rental notice. We terminated this agreement on the Effective Date.

We issued 6,000,000 shares of common stock to our founder and CEO, Mr. Estus, in exchange for organizational services incurred upon incorporation. These services were valued at $6,000.

Mr. Estus developed our business plan, the foundation for our internal-use software to be used to support our design portal, which we will continue to develop and improve upon. Mr. Estus received 3,000,000 shares of our common stock for selling certain tangible and intangible assets to us. The value of the assets purchased was $24,000, which is far less than the total cost incurred by Mr. Estus.

Other than the foregoing, none of the directors or executive officers of the Company, nor any person who owned of record or was known to own beneficially more than 5% of the Company’s outstanding shares of its Common Stock, nor any associate or affiliate of such persons or companies, has any material interest, direct or indirect, in any transaction that has occurred during the past fiscal year, or in any proposed transaction, which has materially affected or will affect the Company.

Review, Approval or Ratification of Transactions with Related Persons

Although we adopted a Code of Ethics, we still rely on our Board to review related party transactions on an ongoing basis to prevent conflicts of interest. Our Board reviews a transaction in light of the affiliations of the director, officer or employee and the affiliations of such person’s immediate family. Transactions are presented to our Board for approval before they are entered into or, if this is not possible, for ratification after the transaction has occurred. If our Board finds that a conflict of interest exists, then it will determine the appropriate remedial action, if any. Our Board approves or ratifies a transaction if it determines that the transaction is consistent with the best interests of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERSHIP AND MANAGEMENT

The following tables set forth certain information regarding the ownership of our common stock as of June 9, 2016, at the Effective Time, with respect to the beneficial ownership of the Company’s outstanding common stock by:

•

each director;

•

each person known by us to own beneficially 5% or more of our common stock;

•

each officer named in the summary compensation table elsewhere in this report; and

•

all directors and executive officers as a group.

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days of June 9, 2016. Under these rules more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Unless otherwise indicated below, to the best of our knowledge each beneficial owner named in the table has sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Unless otherwise indicated, the address of each beneficial owner is care of the Company.

Name and Address of Beneficial Owner	Amount of Beneficial Ownership of Common Stock	Percent of Common Stock (1)
Charles A. Ross, Jr. (2) CEO, Principal Financial Officer, President, Secretary	9,000,000	60.0%
David Estus Former executive officer and current director	-0-	0.0%

All directors and executive officers as a group (2 persons)	9,000,000	60.0%

5% Stockholders

American Rebel, Inc. 1026 16th Avenue South Nashville, TN 37212	9,000,000	60.0%

_________________________

(1) Percentage is based upon 15,000,000 shares of common stock outstanding as of the Effective Date.

(2) Mr. Ross, as the sole officer and director of American Rebel, Inc., is deemed to have beneficial ownership and control over the shares held by American Rebel, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

CUBESCAPE, INC.

Dated: June 23, 2016	By:	/s/ Charles A. Ross, Jr.
Charles A. Ross, Jr.
President and Chief Executive Officer